Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the section headed “Summary Financial and Operating Data” and its financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Our business includes two main portfolios, software development portfolio.

For the six months ended December 31, 2025 and 2024, net revenue from software development services from continuing operations came to $3.72 million and $1.80 million, respectively.

Seasonality and customer concentration

There is no seasonality in our business operations throughout the year. Our customer base for software development services tends to vary from one year to another, as each purchase agreement tends to be a one-off event with few repeat customers. A major customer in one year may not provide the same level of revenue for us in any subsequent year. For the software development services, we believe that in the foreseeable future we will continue to derive a significant portion of our revenue from a small number of major customers.

Factors Affecting Our Results of Operations

We believe that the most significant factors that affect our business and financial results include the following:

●	Our operation and financial performance have gradually improved and stabilized and has steadily recovered from the adverse impacts of the pandemic in prior years. Total revenue was $3,724,311 for the six months ended December 31, 2025, compared with $1,800,000 for the six months ended December 31, 2024, representing a increase of 106.9%. Our business operations are primarily concentrated in Hong Kong, and the Company intends to explore business expansion into other overseas markets going forward.

●	Our ability to expand our customer base and generate more business from existing customers. We strive to provide our customers with the best services as satisfied customers are more likely to stay as our existing customers. Also, satisfied customers are more likely to recommend us to their peers. We work closely with our customers so that software solutions recommended by us can satisfy their needs and improve their efficiencies.

This marketing strategy allows us to minimize our marketing expenses but still get effective marketing. Revenue derived from a customer will usually decline after the initial order when the customer has acquired the basic IT system that it needs. In addition, for the six months ended December 31, 2025, our top 4 customers, account for 36.2%, 21.4%, 21.4% and 20.9%, respectively of our revenue. There are inherent risks with having a large percentage of total revenue concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. Therefore, it is important that we develop new products and new customers. For the six months ended December 31, 2025, our revenue from continuing operations increased by 106.9%, or $1,924,311, to $3,724,311, compared with $1,800,000 for the six months ended December 31, 2024. All revenue during the period was derived from existing customers, driven by follow-on projects and customized solution requirements.

●	Our ability to expand our software product range. Based on our experience, our revenue from existing customers will drop after they have installed the basic software system. Therefore, it is important that we introduce new software products that meet the evolving needs of our customers and attract new customers. Our product design team is in close contact with participants in the markets that we operate to gain first-hand knowledge of the latest trends and issues of concerns to the participants in the markets, which allows us to design software products that can improve the efficiency of our customers and meet their needs in a cost-effective way. Also, through research and development, we have actively invested in broadening our product lines. Due to the concentration of our customer base and our billing model as a seller of one-time software solution rather than as a Software-as-a-Service (SaaS) provider, we will need to continue to launch new products to serve our existing customers and attract new customers.

●	Our ability to attract, retain and motivate qualified employees. We pay particular attention in recruiting the right talent to join the Company. We develop intern programs with universities and technical colleges to support the talents in the community and get more exposure to graduates in the early stage of their career path. We provide on-the-job training to our staff, and encourage them to attend technical seminars and courses to update their knowledge. We believe our approach to attract and develop talents allows us to achieve a relatively low turnover among our technical staff.

Results of Operations

	Six months ended December 31, 2025	As % of sales	Six months ended December 31, 2024	As % of sales	Increase/ (Decrease)%

Revenue	3,724,311	100.0	1,800,000	100.0	1,924,311	106.9
Cost of revenue	(2,085,045)	(56.0)	(826,688)	(45.9)	(1,258,357)	152.2
Gross profit	1,639,266	44.0	973,312	54.1	665,954	68.4
General and administration expenses	(1,841,288)	(49.4)	(39,385)	(2.2)	(1,801,903)	4575.1
Exchange loss	(5,829)	(0.2)	(3,725)	(0.2)	(2,104)	56.5
Investment income	(44,420)	(1.2)	-	-	(44,420)	-
Gain on disposal of joint ventures	174,551	4.7	-	-	174,551	-
Fair value gain on financial assets held for trading	135,655	3.6	-	-	135,655	-
Total operating expenses	(1,581,331)	(42.5)	(43,110)	(2.4)	(1,538,221)	3568.1
Income from operation	57,935	1.6	930,202	51.7	(872,267)	(93.8)
(Expenses)/other income, net	(190,145)	(5.1)	257	-	(190,402)	(74086.4)
(Loss) /income before income tax	(132,210)	(3.5)	930,459	51.7	(1,062,669)	(114.2)
Income tax	(77,277)	(2.1)	(132,180)	(7.3)	54,903	(41.5)
Net (loss)/income	(209,487)	(5.6)	798,279	44.3	(1,007,766)	(126.2)

For the six months ended December 31, 2025 and 2024

Revenue

Our revenue from continuing operations is primarily generated from the provision of IT consulting and solution services, with software development services as our core offering. These software development services mainly consist of customized software development arrangements subject to customer acceptance requirement, which are billed on a fixed price basis.

The following table presents our revenue from continuing operations by our service lines.

	Six months ended December 31, 2025		Six months ended December 31, 2024
	Revenue	%	Revenue	%	Variance	%
Software development services	3,724,311	100.0	1,800,000	100.0	1,924,311	106.9
Total	3,724,311	100.0	1,800,000	100.0	1,924,311	106.9

Our revenue was solely generated from software development services. Total revenue increased by $1,924,311, or 106.9%, to $3,724,311 for the six months ended December 31, 2025, from $1,800,000 for the six months ended December 31, 2024. The growth was primarily driven by a rise in software development service revenue, resulting from an increase in projects undertaken during the period. This reflects our sustained efforts to attract new customers and expand our business operations.

Cost of revenue

Our cost of revenue comprise mainly outsourcing fees, employee salaries, and other incidental expenses. Cost of revenue increased by $1,258,357 or 152.2% to $2,085,045 for the six months ended December 31, 2025 from $826,688 for the six months ended December 31, 2024. The cost of revenue increased, primarily attributable to our proactive efforts to expand our customer base and undertake new projects, which led to an increase in outsourcing fees. As a percentage of revenue, our cost of revenue increased to 56.0% for the six months ended December 31, 2025 from 45.9% for the six months ended December 31, 2024. The increase was due to more of our project content being outsourced to third parties, which resulted in a lower profit margin.

Gross profit

Our gross profit increased by $665,954, or 68.4%, to $1,639,266 for the six months ended December 31, 2025 from $973,312 for the six months ended December 31, 2024. As a percentage of revenue, our gross margin decreased from 54.1% for the six months ended December 31, 2024 to 44.0% for the six months ended December 31, 2025. The decrease was due to a higher number of research projects outsourced by us to third parties, which resulted in a lower profit margin.

General and administrative expenses

General and administrative expenses primarily consisted of salary expenses, and included rental expenses, utilities and property management fees, depreciation and amortization expenses, office overhead, professional service fees and travel, bad debt expenses and other expenses.

General and administrative expenses increased by $1,801,903 or 4575.1% from approximately $39,385 for the six months ended December 31, 2024 to $1,841,288 for the six months ended December 31, 2025, which was attributable to a combination of higher salary expenses of $96,063, increased rental expenses of $23,283 and higher professional service fees of $1,708,010 for the six months ended December 31, 2025.The significant increase in professional service fees was mainly due to the increase in financing activities during the current period, compared with nil, nil and nil for salary expenses, rental expenses and professional service fees for the six months ended December 31, 2024, respectively.

Other income/(expenses), net

Other expenses primarily included of interest expenses related to the convertible notes payable.

For the six months ended December 31, 2025, the Company recorded other expenses of $190,145, consisting of interest expense of $167,230, gain (loss) on extinguishment of debt of $22,925, and other income of $10, compared to other income of $257 for the same period in 2024. The change was mainly due to the recognition of interest expense on convertible notes during the period.

Income(loss) before income taxes

Our income before income taxes decreased by $1,062,669 from income of $930,459 for the six months ended December 31, 2024 to a loss of $132,210 for the six months ended December 31, 2025.

Provision for income taxes

Our provision for income taxes for the six months ended December 31, 2025 and 2024 was $77,277 and $132,180, respectively. The variance in income tax provision was primarily attributable to higher revenue generated by our Hong Kong subsidiaries.

Net Income(loss)

Net income decreased by $1,007,766, or 126.2%, from income of $798,279 for the six months ended December 31, 2024 to a net loss of $209,487 for the six months ended December 31, 2025. The decrease was primarily due to higher general and administrative expenses incurred from financing activities during the current period.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $35,284. Our current assets were approximately $9,753,049, and our current liabilities were $3,236,517 as of December 31, 2025. This compares with total assets of $9,355,281, which comprised of current assets of $7,191,985 and non-current assets of $2,163,296 as of June 30, 2025. Total retained earnings as of December 31, 2025 were $3,126,955. Net cash flows used in operating activities was $1,732,820 for the six months ended December 31, 2025. This compares with total liabilities of $4,001,536 as of June 30, 2025, which was comprised of current liabilities of $2,921,270 and non-current liabilities of $1,080,266.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain whether we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage costs and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating private and public offerings, curtailing our business development activities, suspending the pursuit of our business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will be able to raise additional capital if needed.

Substantially all of our operations are conducted in Hong Kong, and substantially all of our revenue and cash and cash equivalents are denominated in HKD. HKD is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert HKD into U.S. dollars. As of December 31, 2025, cash and cash equivalents of approximately HKD256,191 (US$32,915), were held by the Group and its subsidiaries in mainland China, and Hong Kong. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was negative for the six months ended December 31, 2025. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended December 31,
	2025	2024
Net cash (used in)/provided by operating activities	$(1,732,820)	$389,450
Net cash used in investing activities	(1,591,667)	-

Net cash provided by/(used in) financing activities	3,050,800	(355,610)
Effect of exchange rate changes on cash and cash equivalents	(4,595)	(14,059)

Net (decrease)/increase in cash and cash equivalents	(278,282)	19,781
Cash and cash equivalents at the beginning of period	313,566	51,809

Cash and cash equivalents at the end of period	$35,284	$71,590

To date, we have financed our operations primarily through borrowings from our shareholders, related and unrelated parties.

Operating Activities

Net cash used in operating activities was $1,732,820 for the six months ended December 31, 2025, mainly comprising a net loss of $209,487, a non-cash items totalling of $412,746, mainly inclusive of depreciation and amortization, amortization of Convertible Note issuance cost, a non-cash adjustment for loss on extinguishment of debt, and Share-based compensation expense, and other non-cash items, and an increase in tax payables and Accrued salaries and benefits of $250,923, offset by gain disposal of joint ventures of $174,551, an increase in accounts receivable of $1,185,408, and an increase in advances to suppliers of $863,591.

Net cash used in operating activities from continuing operations for the six months ended December 31 2024 was $340,835 (total of $389,450 provided by operating activities including net cash provided by operating activities from discontinued operations of $730,285), mainly comprising a net income from continuing operations of $798,279, an increase in accounts payable and tax payable of $930,200, offset by an increase in accounts receivable of $2,195,195.

Investing Activities

Net cash used in investing activities was $1,591,667 for the six months ended December 31, 2025. Net cash used in investing activities was due to Deposits on Property and Equipment of $1,591,667.

Net cash used in investing activities for the six months ended December 31, 2024 was nil from continuing operations and nil from discontinued operations.

Financing Activities

Net cash provided by financing activities was $3,050,800 for the six months ended December 31, 2025. Net cash provided by financing activities was mainly due to issuance of convertible bonds for cash of $3,051,600.

Net cash used in financing activities was $355,610 for the six months ended December 31, 2024, all of which was from continuing operations. Net cash used in financing activities for continuing operations was mainly due to repayment of interest-free loan to related parties of $370,541.

Trend Information

Other than as disclosed above and elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of this consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue recognition

3e Network applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented. The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when contracted goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

We elected a practical expedient that it does not adjust the contract consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its contracted services or deliverables to its customers and when the customer pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

We are a B2B IT business solutions provider. Started as a business that focuses on integrated software solutions in the property management and exhibition services spaces, we have expanded our software solution offering to reach across a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities. Our revenue streams include software development services, exhibition and conference software sales, and exhibition and conference hardware sales.

Software development services

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

The Company enters into a distinct contract with its customer for the provision of software development services. The revenue generated from software development services is generally on a fixed price basis. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

Revenue from software development services contracts requires the Company to design a software system based on clients’ specifications or provide them with standard software. The contract covenants include (1) developing software according to client specifications, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to clients, (4) providing training on the use of the software and (5) option to purchase warranty. The required work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we provide a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty, so we do not consider it a separate performance obligation. The costs to us of fulfilling our obligation under the warranty clause have been immaterial.

Covenants (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Covenants (4) and (5) identified in the customized software development contract are immaterial when considering both the qualitative and quantitative factors of these performance obligations. Therefore, the Company concludes that we should combine all of the services in a software service contract into a single performance obligation. The single performance obligation identified is to develop, test and deploy, and deliver the software according to client specifications. We recognize revenue for the delivery of customized software development service at a point in time when the system is delivered to the client for acceptance testing and the acceptance report is signed, which represents the point in time that the performance obligation of the contract is satisfied and the ownership control of the software is transferred to the client.

Differences between the timing of billings and the recognition of revenue are recorded as advance from customers which is classified as current liabilities on the consolidated balance sheets. When the right to payment becomes unconditional, the amount due from the customer under the contract, net of the related advances from the customer, is recorded as accounts receivables.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which is included in the prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs are recognized upon the recognition of the related revenue.

We work closely with the customers to analyze their software requirements, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including in restaurant management, property management, exhibit and conferencing services, and solar power stations.

For the six months ended December 31, 2025 and 2024, our main products under our custom software solutions offering include software products developed for property management companies, restaurant management, intelligent music generation, and highway monitoring and control. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs. We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenue. revenue from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth.

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. In 2024, we became vendor of Chinese Academy of Science, Guangzhou Institute of Energy Conversion, collecting scattered small-scale photovoltaic power generation data through software to help apply for International Renewable Energy Certificates.

Accounts receivable and allowance for credit losses

Accounts receivable are carried at net realizable value. An allowance for credit losses is recorded in the period when loss is probable. We determine the adequacy of a reserve for credit losses based on individual account analysis and historical collection trends. We establish a provision for credit losses when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. We regularly review the adequacy and appropriateness of the allowance for credit losses.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We have adopted the extended transition period.

For detailed discussion on recent accounting pronouncements, please see Note 3 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this form.